EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

(In thousands)	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Fixed charges:
Interest expense	$5,425	$4,728	$10,803	$9,148
Rental expense deemed interest	113	121	234	254
Interest on investment-type contracts	925	593	1,808	1,090

Total fixed charges	$6,463	$5,442	$12,845	$10,492

Earnings before income tax	$377,147	$322,041	$747,222	$606,991
Add back:
Fixed charges	6,463	5,442	12,845	10,492

Total earnings before income tax and fixed charges	$383,610	$327,483	$760,067	$617,483

Earnings before income tax and fixed charges	59.4x	60.2x	59.2x	58.9x